

September 4, 2012

Via E-mail
Ms. Fabiana Chubbs
Chief Financial Officer
Eldorado Gold Corporation
1188 - 550 Burrard Street
Vancouver, BC, V6C 2B5
Canada

> **Re:** **Eldorado Gold Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated August 14, 2012**
> **File No. 001-31522**

Dear Ms. Chubbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2 – Consolidated Financial Statements

Note 3.3 – Property, plant and equipment, page 15

1. We note from your response to our prior comment 2 that revenues realized from sales of pre-commercial production will be recorded as a reduction of the asset, Property, plant and equipment. Please provide us with a thorough discussion supporting such position under IFRS.

Note 18 – Income tax expense and deferred taxes

Temporary differences associated with investments in subsidiaries, page 38

2. We note you had approximately $1.028 billion of unremitted earnings of foreign subsidiaries as of December 31, 2011 which you determined are indefinitely reinvested. We also note from your response to our prior comment 8 that you believe dividends, exploration and evaluation expenditures, development costs and capital expenditures in jurisdictions outside of China and Turkey, and administrative and corporate operating expenses, will be funded with earnings and cash from future operations and other sources, including your corporate debt facility. Please clarify for us which operations, including locations, will generate cash flows sufficient for you to pay your domestic administrative and corporate operating expenses and domestic dividends to shareholders. In your response, clarify how much operational cash flow was generated that could be used for domestic purposes and provide us with your ex-China/Turkey cash needs for the fiscal year ended December 31, 2011 and six months ended June 30, 2012.

3. We reviewed your response to our prior comment 8. Considering the three major development projects acquired since December 31, 2011, the related funding requirements associated with such acquisitions and the fact that you drew $50 million from your HSBC revolving credit facility during the six months ended June 30, 2012, please clarify for us if you still consider your unremitted earnings of foreign subsidiaries indefinitely reinvested at June 30, 2012.

Exhibit 99.3 – Management's Discussion and Analysis

Capital Resources, page 17

4. Inyour response to our prior comment 8, you state that expenditures outside of China and Turkey will be funded with earnings from future operations and other sources, including your debt facility. Please show us where your liquidity discussion discloses this assertion for investors to better understand your liquidity position. Alternatively, please confirm you will modify your disclosure in future filings to clearly state you intend to fund these liquidity needs using debt, or other sources as applicable. Please include a sample of your proposed disclosure in your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Giugliano at (202) 551-3319, or Brian K. Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Acountant
Office of Beverages, Apparel, and
Mining